# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KE Holdings Inc., CIK 0001809587
CUSIP: 482497104
Title of class of securities: Class A ordinary shares, par value US$0.00002 per share
Address of issuer's principal executive offices: Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, China (F4), 100086
Date of event which requires filing of this statement: 08/14/2026
Amends the filing with accession number 0001104659-21-097253
Filed by CIK 0001866019
Persons authorized to receive notices and communications: Baihui Partners L.P., Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, China (F4), 100086, 86 10 5810 4689

## Reporting persons
- Baihui Partners L.P. (CIK 0001866019): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 849,601,280; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 849,601,280 (24.7% of the class)
  Comment: Represents 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited, over which Baihui Partners L.P. acquired voting power pursuant to an Irrevocable Proxy and Power of Attorney (as amended) executed and delivered by Propitious Global Holdings Limited. Calculation of percentage is based on a total of 3,435,761,272 issued ordinary shares (consisting of 3,300,858,110 Class A ordinary shares and 134,903,162 Class B ordinary shares) of the Issuer as of August 14, 2026 as a single class, reported on the Issuer's current report on Form 6-K filed on August 17, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.00002 per share
Name of issuer: KE Holdings Inc.
Address of issuer's principal executive offices: Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, China (F4), 100086
Comment: Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 3 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "Commission") on July 29, 2021 as amended and supplemented by Amendment No. 1 filed with the Commission on November 8, 2021 and Amendment No. 2 filed with the Commission on May 18, 2022 (the "Statement"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Statement.

## Item 2. Identity and Background
Name of person filing: No change from the Statement.
Residence or business address: No change from the Statement.
Present principal occupation or employment: No change from the Statement.
Criminal convictions in the last five years: No change from the Statement.
Civil proceedings (securities laws) in the last five years: No change from the Statement.
Citizenship: No change from the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change from the Statement. The securities beneficially owned by the Reporting Person did no change in the past 60 days, and this Amendment is being filed to reflect a change in the beneficial ownership percentage of the Reporting Person due to a change in the number of ordinary shares issued of the Issuer, following the completion of the Issuer's share repurchase and cancellation.

## Item 4. Purpose of Transaction
Purpose of transaction: No change from the Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 7 through 11 and Item 13 of the cover page of this Statement for the Reporting Person are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and Item 13 of the cover page of this Statement for the Reporting Person are incorporated herein by reference.
Transactions in the class effected during the past sixty days: To the knowledge of the Reporting Person, it has not effected any transactions in the Class A ordinary shares during the past 60 days.

## Signatures
- Baihui Partners L.P.: /s/ SHAN Yigang, SHAN Yigang, Authorized Signatory (08/18/2026)